Levy & Boonshoft, P.C.
ATTORNEYS AT LAW
477 Madison Avenue
New York, New York 10022
(212) 751-1414
Facsimile: (212) 751-6943

January 10, 2006

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Owen Pinkerton, Esq.

Re:	TNT Designs, Inc.
Registration Statement Form SB-2, filed April 8, 2005
File No. 333-123941

Dear Mr. Pinkerton:

As you may recall, this firm serves as special securities counsel to TNT Designs, Inc. (“TNT”). Reference is made to the Commission’s comment letter dated December 7, 2005 relative to TNT’s Amendment No. 2 to its Registration Statement Form SB-2. In response to these comments, TNT has caused to be filed Amendment No. 3 to the Form SB-2, a redlined copy of which is enclosed with the original correspondence to show revisions to the filing. The purpose of this correspondence is to illustrate those changes to the Commission and provide explanation, where necessary. The items herein bear the same numbering as the Commission’s comment letter.

Summary

The Offering, page 7

1.
We note your statement that the selling shareholders may “offer the common stock in privately negotiated transactions or at a fixed price of $0.10 until our shares are quoted” on the OTC Bulletin Board. Please revise to state that the selling shareholders will offer the shares at a fixed price of $0.10 until the shares are quoted on the OTC Bulletin Board and thereafter at market prices or privately negotiated prices.

The Registration Statement has been revised accordingly.

Securities and Exchange Commission
January 10, 2006

Description of Distribution, page 17

2.	We note your response to comment 11. Please revise the fifth paragraph under this heading to delete your reference to Rule 424(b).

The reference to Rule 424(b) has been deleted.

Description of Business, page 20

3.
Refer to comments 9 and 16. Please revise to explain how you and Radio will determine the minimum quantity of products when planning an order. Further, revise to discuss your commission structure with Radico.

With regard to minimum quantities for orders, this section was revised to state:

The Agreement does not provide for any minimum shipment amounts, however, upon mutual agreement between TNT and Radico, TNT has undertaken to purchase a minimum quantity of products when placing an order. Based upon discussions with Radico, we believe, that any order which covers the cost of shipping will be fulfilled by Radico.

With regard to TNT’s commission structure with Radico, TNT will not receive commissions from Radico for sales but will attempt to earn revenues by charging a markup on Radico’s products to retailers. Accordingly, this section was revised to include:

TNT will attempt to generate revenues by distributing Radico’s products to retailers at a markup to the prices Radico charges TNT for such goods.

4.	We are unable to locate the requested disclosure relating to comment no. 17. Please revise or advise.

We direct your attention to page 22 of Amendment No. 2 which was revised to read:

“Our website marketing program requires further development, and TNT intends to develop the website marketing program upon obtaining additional capital.”

In addition, we repeat TNT's response to comment 17 below:

There is no financial obligation that TNT has to Radico in order to have the link from TNT’s website to Radico’s operational. Rather the link is subject to the other financial requirements TNT faces in developing its website. This section in the Description of Business was revised accordingly.

Securities and Exchange Commission
January 10, 2006

We trust this has sufficiently addressed this comment.

Exclusive Distributorship and Alliance Agreement, page 21

5.
We note your statement that you are an “exclusive distributor” of Radico products. Please revise here and throughout to delete the term “exclusive”. In this regard, we note that Radico has permitted another retailer in New York to distribute its products. Further, revise the second paragraph under this heading to clarify that you are not the “only company authorized in New York to import, market and distribute Radico products.” Finally, explain what you mean when you state in first paragraph under this heading that “all future distributions will be handled by TNT.” Again, we note that Radico has permitted another retailer in New York to distribute their products.

Initially, please note revisions to delete the term “exclusive” are not required. TNT’s exclusivity is based on distribution not retail; in which the previous “retailer” is engaged. However, to more fully delineate this distribution, this section has been revised to reflect this relationship as follows (revisions underlined):

On September 22, 2004, TNT signed an exclusive distributorship and alliance agreement with Radico Export Import, Ltd., a corporation formed under the laws of India (“Radico”). The agreement provides us with an exclusive right to market and distribute Radico’s products in New York State. The consideration for this right was Radico’s ability thereby to potentially sell more of its products through a U.S. distribution channel, which is in line with Radico’s strategy of increasing export of its products in the United States. Radico has an existing relationship with a small, local retailer of Radico's products within New York State to sell Radico’s products at its retail location. While TNT’s agreement with Radico provides it the exclusive right to distribute Radico’s products to all new buyers through New York State Radico is permitted to supply this retailer. While TNT does not intend to engage in any retail activities and will solely distribute Radico’s goods, as a result of Radico’s relationship with this retailer, we may not be able to fully achieve our business plan of distributing Radico’s goods in New York State. This other seller may have more developed marketing strategies, sales forces and distribution channels, enabling this distributor better opportunity to sell Radico’s products. TNT’s inability to distribute Radico’s products to other sellers may significantly impair TNT's ability to generate sales and revenues sufficient to sustain operations. TNT has permitted Radico to maintain this existing relationship, however all future distribution will be handled by TNT.

Securities and Exchange Commission
January 10, 2006

TNT has exclusive and non-transferable rights granted under the agreement. TNT will attempt to generate revenues by distributing Radico’s products to retailers at a markup to the prices Radico charges TNT for such goods. Subject to certain preexisting relationships which Radico has with a single local retailer in New York, TNT is the only company authorized in New York State to import, market and distribute Radico products in the state for a period of five years, renewable for additional five year-periods upon expiration of the initial term. The agreement may be terminated by either party unilaterally upon three months notice. The agreement does not provide for any minimum shipment amounts; however, upon mutual agreement between TNT and Radico, TNT has undertaken to purchase a minimum quantity of products when placing an order. Based upon discussions with Radico, we believe that any order which covers the cost of shipping will be fulfilled by Radico. Nothing in the agreement prevents us from purchasing products from any other vendor or from development, marketing or distributing other fashion and beauty products.

6.	Please expand your disclosure to specify what rights, if any, the other retailer has and to the extent, if any, that these rights impact on TNT’s agreement with Radico.

See response to Comment 5 above.

Report of Independent Registered Accounting Firm, page F-2

7.
We note that you have incurred operating losses and negative cash flows from operating activities since inception. In addition, you disclose on page 8 that TNT currently has enough cash on hand to fund current monthly operating expenses for a period of only five months. SAS 59 (AU Section 341) states that an auditor has a responsibility to evaluate whether there is substantial doubt about the entity’s ability to continue as a going concern for a reasonable period of time, which is defined as one year. In that regard, please advise us why the audit report on the Company’s financial statements does not include an explanatory paragraph regarding the substantial doubt about your company’s ability to continue as a going concern.

The basis for a lack of a going concern opinion is the ability and past practice of TNT’s sole officer and director to provide funding to TNT on an ongoing basis. This relationship, along with TNT’s low cash requirement during the development stage, provides the basis for a lack of a going concern opinion.

Securities and Exchange Commission
January 10, 2006

Part II

Item 28. Undertakings, page II-2

8.	Please update your Item 512(a) undertakings in accordance with the amendments thereto that became effective as of December 1, 2005.

The undertaking has been revised accordingly.

Should you have any questions or require anything further, please do not hesitate to contact the undersigned.

Very truly yours,

/s/ Levy & Boonshoft, P.C.

Levy & Boonshoft, P.C.